UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of Registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste,

Santa María Business District, Panama City,

Republic of Panama

(+507) 205-7000

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Avianca Holdings S.A.

Bogota, November 28, 2019

In October 2019

AVIANCA HOLDINGS S.A. AND ITS

SUBSIDIARIES CARRIED MORE THAN 2.4

MILLION PASSENGERS

In October 2019, Avianca Holdings S.A. and its subsidiaries carried 2,441,004 passengers, a

6.5% decrease over the same period in 2018.

In October, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,441,004 passengers, a 6.5% decrease compared to October 2018. Capacity, measured in ASKs (available seat kilometers), decreased 2.4%, while passenger traffic, measured in RPKs (revenue passenger kilometers), decreased 5.2%. The load factor for the month was 78.9%, a decrease of 232 bps compared to the same period of 2018.

Domestic markets in Colombia, Peru and Ecuador

In October, the subsidiary airlines of Avianca Holdings S.A. transported within each of these markets a total of 1,405,964 travelers, down 6.8% when compared to the same period of 2018. Capacity (ASKs) decreased 8.8% while passenger traffic (RPKs) decreased 12.5%. The load factor for the month was 78.6%, a decrease of 337 bps when compared to the same month of 2018.

International markets

In October, the affiliated airlines of Avianca Holdings S.A. transported 1,035,040 passengers on international routes, down 6.2% when compared to the same period of 2018. Capacity (ASKs) decreased 1.0%, while passenger traffic (RPKs) decreased 3.6%. The load factor for the month was 78.9%, an decrease of 210 bps when compared to October 2018.

Operational Statistics	Oct - 19	Oct - 18*	ΔYoY	YTD 2019	YTD 2018*	ΔYoY
Avianca Holdings (Cons.)
PAX (K)[1]	2,441	2,612	-6.5%	25,558	25,253	1.2%
ASK (mm)[2]	4,470	4,580	-2.4%	45,514	43,486	4.7%
RPK (mm)[3]	3,526	3,719	-5.2%	37,293	36,216	3.0%
Load Factor[4]	78.9%	81.2%	-2.3pp	81.9%	83.3%	-1.3pp
Domestic Market
PAX (K)[1]	1,406	1,509	-6.8%	14,513	14,414	0.7%
ASK (mm)[2]	747	819	-8.8%	7,803	7,741	0.8%
RPK (mm)[3]	587	671	-12.5%	6,309	6,471	-2.5%
Load Factor[4]	78.6%	82.0%	-3.4pp	80.8%	83.6%	-2.8pp
International Market
PAX (K)[1]	1,035	1,103	-6.2%	11,045	10,839	1.9%
ASK (mm)[2]	3,723	3,761	-1.0%	37,711	35,746	5.5%
RPK (mm)[3]	2,939	3,048	-3.6%	30,984	29,744	4.2%
Load Factor[4]	78.9%	81.0%	-2.1pp	82.2%	83.2%	-1pp

*Numbers are adjusted for hardblock space operation

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor:Represents utilized seating capacity

Avianca Holdings S.A.

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.AS., incorporated in Colombia, Aerolíneas Galápagos S.A. - Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Líneas Aéreas Costarricenses S.A., LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S.A. de C.V., ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

Investor Relations Office

+571 587 77 00 ext, 2474, 1349

ir@avianca,com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2019

AVIANCA HOLDINGS S.A.

By: /s/ Richard Galindo

Name:	Richard Galindo
Title:	General Secretary